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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                 Force 10 Trading, Inc. f/k/a Petrex Corporation
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   345205 10 8
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                                 (CUSIP Number)

                                  Mary E. Blake
                          12227 S. Business Park Place,
                                    Suite 200
                                Draper, UT 84020

                                 with a copy to

                                 Weed & Co. LLP
                        4695 MacArthur Court, Suite 1430
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(b)(3) or (4), check the following box. [ ]

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NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 345205 10 8
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Mary Elizabeth Blake
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a).......................................................................
(b).......................................................................
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3. SEC Use Only.............................................................
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4. Source of Funds (See Instructions)

OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e).[X].

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6. Citizenship or Place of Organization

United States of America
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Number of Shares Beneficially Owned by Each Reporting Person With:
7.  Sole Voting Power: 4,227,333 shares of common stock

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8. Shared Voting Power: 333,333 shares of common stock

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9. Sole Dispositive Power: 4,227,333 shares of common stock

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10. Shared Dispositive Power: 333,333 shares of common stock

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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,560,666
shares of common stock

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

Not applicable.

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13. Percent of Class Represented by Amount in Row (11): 45.2%

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14. Type of Reporting Person (See Instructions): IN

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ITEM 1.                Security and Issuer
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         Common Stock, Par Value, $.001

         Force 10 Trading, Inc.
         12227 S. Business Park Place, Suite 200
         Draper, UT 84020

ITEM 2.                Identity and Background
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         (a) Name: Mary Elizabeth Blake

         (b)  Residence or business address:
         12227 S. Business Park Place, Suite 200
         Draper, UT 84020

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         President, Secretary, Treasurer and Director of Force 10 Trading, Inc. 12227 S. Business Park Place, Suite 200
         Draper, UT 84020

         (d,e) Legal Proceedings

         During the last five years, Ms. Blake has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


         On June 4, 2001, Ms. Blake consented to an Order by the Securities and Exchange Commission that Ms. Blake cease and desist from committing or causing violations of, and committing and causing any future violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13D-1, 13D-2, 16a-2 and 16a-3 promulgated thereunder. Ms. Blake made late filings concerning her beneficial ownership interest in a public company.

         During the last five years, Ms. Blake has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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         (f) Citizenship:

         U.S.A.- State of California

ITEM 3.           Source and Amount of Funds or Other Consideration
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         On January 1, 2002, Force 10 entered into a written employment agreement with Ms. Blake, its President, Secretary and Treasurer. In addition to a base salary, the employment contract grants Ms. Blake 1,000,000 options to purchase shares of common stock of the company at a price of $0.25 per share. One third of these options or 333,333 shares vested on June 30, 2002 with the remaining options vesting over the next three years of the contract.

         On June 30, 2002, Ms. Blake's spouse, Jon H. Marple, also an officer and director of Force 10, acquired options to purchase 333,333 shares of common stock of Force 10 for an exercise price of $.25 per share. Mr. Marple is not a filing person. However, for the purpose of this
         Schedule 13D/A, Ms. Blake and Mr. Marple are treated as having shared voting power and shared dispositive power with respect to the 333,333 shares of common stock Mr. Marple has the right to acquire.

ITEM 4.                Purpose of Transaction
---------------------------------------------

         Please see Item 3.

ITEM 5.                Interest in Securities of the Issuer
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         (a) Out of 10,100,910 shares of Force 10 Trading, Inc. outstanding at
         March 31, 2002, Ms. Blake is deemed to beneficially own 4,560,666 shares, or approximately 45.2% of the outstanding common stock of Force 10.
         (b) Ms. Blake has the sole power to vote and dispose of 4,227,333 shares described in paragraph (a). For the purpose of this Schedule, Ms. Blake can be deemed to have the shared power to vote and dispose of 333,333 shares described in paragraph (a), owned by her husband, Jon H. Marple.
         (c) Other than the transactions listed above, Ms. Blake has not effected any transactions in Force 10 securities in the past sixty days.
         (d) Not applicable.
         (e) Not applicable.

ITEM 6.                Contracts, Arrangements, Understandings or Relationships
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with Respect to Securities of the Issuer
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         None.

ITEM 7.                Material to Be Filed as Exhibits
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         Ms. Blake's employment contract was filed as an exhibit to Force 10's
         Form 10-KSB for the year ended March 31, 2002 and is incorporated by reference herein.

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                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 3, 2002
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Date


/s/Mary E. Blake
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Signature


Mary E. Blake
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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